UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PIEDMONT OFFICE REALTY TRUST, INC.

(Name of Subject Company)

Series C (PDM B-3) of Tender Investors, LLC,

which is managed by

Tender Investors Manager LLC,

whose sole member is

Apex Real Estate Advisors, LLC

 (Name of Filing Persons - Offerors)

SHARES OF CLASS B-3 COMMON STOCK, PAR VALUE $0.01

(Title of Class of Securities)

720190 503

(CUSIP Number of Class of Securities)

Brent Donaldson

Series C (PDM B-3) of Tender Investors, LLC,

a Delaware series limited liability company

c/o Tender Investors Manager, LLC

6114 La Salle Ave., #345

Oakland, CA 94611

Tel: 510.619.3636

Fax: 925.403.7967

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*     Amount of Filing Fee                          $5,880

$29,400,000

*For purposes of calculating the original filing fee only. In the original filing, the offer was to purchase of 2,100,000 Shares at a purchase price equal to $14.00 per Share in cash.

☐            Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,880
Form or Registration:	Schedule TO-T
Number:	005-80150
Filing Party:	Series C (PDM B-3) of Tender Investors, LLC
Date Filed:	August 3, 2010

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒            third party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

TENDER OFFER

This Amendment No. 2 to the Schedule TO originally filed on August 3, 2010 (the “Original Schedule TO”) by Series C (PDM B-3) of Tender Investors, LLC, a Delaware series limited liability company (the “Purchaser”), as amended by Amendment No. 1, relates to the amended offer to purchase up to 427,000 shares of Class B-3 common stock of Piedmont Office Realty Trust, Inc., the subject company, at a purchase price equal to $14.00 per Share (the “Amended Offer”), is being filed solely to file as Exhibit (a)(6) hereto the text of the amended and restated advertisement being published in connection with the Amended Offer.

The Amendment No. 1 filed on August 26, 2010 amended and restated in full the Original Schedule TO to reduce the number of shares for which the Amended Offer is being made to 427,000 shares, from the original 2,100,000 shares, and to remove its financing contingency, and provided an amended and restated Offer to Purchase as Exhibit (a)(1), Letter to Shareholders as Exhibit (a)(3) and a press releases issued by the Purchaser in connection with the Amended Offer as Exhibit (a)(5). No further changes are being made to the terms and conditions of the Amended Offer set forth in  the Amendment No. 1 and the exhibits thereto.

Items 1 through 11.

The information in the Amended and Restated Offer to Purchase dated August 26, 2010, including all schedules thereto, previously filed as Exhibit (a)(1) to Amendment No. 1, is hereby expressly incorporated herein by reference in response to Items 1 through 11 of this Statement, except as set forth above or below.

Item 12.  Exhibits.

(a)(1) Amended and Restated Offer to Purchase dated August 26, 2010**

(a)(2) Assignment Form*

(a)(3) Amended and Restated Form of Letter to Shareholders dated August 26, 2010**

(a)(4) Form of Advertisement in Investor’s Business Daily*

(a)(5) Press Release of Series C (PDM B-3) of Tender Investors, LLC, dated August 26, 2010**

(a)(6) Form of Amended and Restated Advertisement in Investor’s Business Daily

(b)-(h) Not applicable

* Previously filed with Original Schedule TO.

** Previously filed with Amendment No. 1 to Original Schedule TO.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 7, 2010

SERIES C (PDM B-3) OF TENDER INVESTORS, LLC, A DELAWARE SERIES LIMITED LIABILITY COMPANY By: Tender Investors Manager, LLC Its: Manager

By: Its:	Apex Real Estate Advisors, LLC Manager

/s/Brent R. Donaldso
	By: Its:	Brent Donaldson Managing Principal

TENDER INVESTORS MANAGER, LLC, A DELAWARE LIMITED LIABILITY COMPANY By: Apex Real Estate Advisors, LLC Its: Manager

/s/Brent R. Donaldson
By: Its:	Brent Donaldson Managing Principal

APEX REAL ESTATE ADVISORS, LLC, A DELAWARE LIMITED LIABILITY COMPANY /s/ Brent R. Donaldson By: Brent Donaldson Its: Managing Principal

EXHIBIT INDEX

Exhibit	Description
(a)(6)	Form of Amended and Restated Advertisement in Investor’s Business Daily